02045617

1-16407

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTIN 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the period ended
August 6, 2001 to December 31, 2001

[ ] TRANSITION RPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRD)

For the transition period from
to
-------------- ---------------

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

COMMISSION FILE NUMBER 1-1136

A. Full title of the plan and the address of the plan, if different from that of the Issuer name below:

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of Its principal executive office:

ZIMMER, INC.
P.O. BOX 708
WARSAW, IN 46581-0708

1136869

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REQUIRED INFORMATION

1. The Financial Statements and Schedules of the Zimmer Holdings, Inc. Savings and Investment Program are prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit A. Consent of PricewaterhouseCoopers, Independent Accountants.

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Zimmer Holdings, Inc. Savings and Investment Program has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM

Date: June 28, 2002

By: --

Dennis Kline
Vice President, Human Resources

PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

Report of Independent Accountants

To the Participants and Administrator of
the Zimmer Holdings, Inc. Savings and Investment Program

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Zimmer Holdings, Inc. Savings and Investment Program (the "Program") at December 31, 2001, and the changes in net assets available for benefits for the period August 6, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Program's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 14, 2002

Zimmer Holdings, Inc. Savings and Investment Program
Statement of Net Assets Available for Benefits
at December 31, 2001

Investments:	
Program interest in Zimmer Master Trust	$ 130,534,992
Participant loans	2,308,737
Total investments	132,843,729
Contributions receivable:	
Employee	244,104
Employer	119,811
Net assets available for benefits	$ 133,207,644

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the period August 6, 2001 to December 31, 2001

Additions:	
Loan interest	$ 78,521
Contributions:	
Employees	2,604,518
Employer	1,278,350
Rollovers	109,755
Total contributions	3,992,623
Total additions	4,071,144
Deductions:	
Benefits paid directly to participants	1,381,322
Program interest in Zimmer Master Trust investment loss	5,246,447
Other	217
Total deductions	6,627,986
Net decrease prior to transfer from other plan	(2,556,842)
Transfer from other plan (Note 2)	135,764,486
Net increase and net assets available for benefits, end of year	$ 133,207,644

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements of the Program are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The assets of the Program are held by Fidelity Management Trust Company, the trustee of the Program, in a master trust and are commingled with certain assets of another benefit plan sponsored by Zimmer Holdings, Inc. The fair value of the Program's interest in the Zimmer Holdings, Inc. Savings and Investment Program Master Trust ("Zimmer Master Trust") is based on the beginning of year value of the Program's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Assets in the Zimmer Master Trust include common stocks, mutual funds, common collective funds, and cash and cash equivalents. The Zimmer Stock Fund and the Bristol-Myers Squibb Stock Fund ("BMS Fund") consist of shares of each company's common stock and cash. The underlying common stock is valued at the last reported sales price at the end of the year or, if there was no sale that day, the last reported bid price. Quoted market prices are used to value mutual funds. Common/collective funds are valued at the fund's net asset value on the last day of the Program year. Cash equivalents are valued at cost plus interest earned, which approximates fair value. Participant loans are valued at cost, which approximates fair value. The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust's net income (loss) which consists of realized gains or losses, unrealized appreciation (depreciation) on investments and interest and dividend income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in any combination of common stock funds, a common/collective fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Tax Status and Reporting

The Program has requested, and is currently awaiting, a determination letter from the Internal Revenue Service stating that the Program, as designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Program is currently designed and is being operated in compliance with the applicable requirements of the IRC.

2. Description of Program

The following description of the Program provides only general information. Participants should refer to the Summary Plan Description or Plan agreement, available from the Plan administrator, for a more complete description of the Program's provisions.

The Program was established August 6, 2001 concurrent with the date Zimmer Holdings, Inc. (the "Company" or "Employer") was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees under the Bristol-Myers Squibb Company Savings and Investment Program (the "BMS Program") were transferred from the BMS Program to the Program. Subsequent to August 6, 2001, generally all full-time employees of the Company who work at least six months and who were not participants in the BMS Program on the effective date of the Program are eligible to participate in the Program. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 16% of the participant's annual salary or wages, as defined by the Program, for the Program year. The participant contributions include a basic contribution ranging from 2% to 6% of the participant's annual salary or wages, as elected by the participant. In addition, if the participant elects a 6% basic contribution, a supplementary contribution of from 1% to 10% may then be authorized by the participant. The Company shall contribute a matching contribution equal to 75% of the first 6% of the participant's contributions made to the Program. All contributions are subject to certain limitations.

The assets of the Program are held in the Zimmer Master Trust, which contains various fund options from which participant select to allocate their voluntary participant contribution and earnings thereon. Currently, the Program offers a money market fund, a common/collective fund, seven mutual funds and a Zimmer Stock Fund as options for participants. All Employer matching contributions are invested in the Zimmer Stock Fund. At age 55, however, participants are allowed to redirect their future Employer matching contributions to other funds as well as to liquidate and invest any portion or all of their investment in the Zimmer Stock Fund. No participants are allowed to invest in the Bristol-Myers Squibb Stock Fund that was transferred to the Program in conjunction with the spin-off of the Company.

Each participant's matching account is credited with the participant's contribution, the Employer's matching contribution, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant's account bears to the value of all participant accounts invested in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

All voluntary participant contributions and earnings thereon are always 100% vested. Participants vest in the Employer matching contributions and earnings thereon 20% after one year with an additional 20% each year thereafter until fully vested after five years of service. All participant account balances transferred from the BMS Program on August 6, 2001 became 100% vested on that date, including future earnings thereon. Any portion of a participants' account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. During the period August 6, 2001 to December 31, 2001, there were no non-vested forfeitures used to reduce Employer contributions. At December 31, 2001, there were $231 of non-vested forfeitures available to reduce future Employer contributions.

2. Description of Plan, continued

Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. Distributions may, generally, be made in installment payments or in lump-sum amounts. Distribution of investments in the Zimmer Stock Fund or the BMS Fund may be in cash or stock, as elected by the participant. Withdrawals may also be made when a participant attains age 59 ½ or demonstrates financial hardship. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2001.

Program expenses are paid by the Program, to the extent not paid by the Company.

Participants may borrow from the Program approved amounts up to the lesser of 50% of the participants' vested account balances, or $50,000. Interest on the loan is based on the then existing prime rate offered by banks. The loans are collateralized by the participants' vested account balances and shall be repaid generally over a period of five years.

Although it is not the Company's intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.

3. Investments

The Program's interest in the Zimmer Master Trust, at estimated fair value, represents 5% or more of the Program's net assets at December 31, 2001.

4. Interest in Zimmer Master Trust

The Program's investments are in the Zimmer Master Trust which was established for the investment of assets of the Program and certain assets of another Zimmer sponsored retirement plan. The plans participating in the Zimmer Master Trust collectively own, through the Zimmer Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Zimmer Master Trust changes regularly. Income earned by the Zimmer Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned. At December 31, 2001, the Program's interest in the net assets of the Zimmer Master Trust was approximately 97.8%. The Program's approximate share of the Zimmer Master Trust's investment activities for the period ended December 31, 2001 was 96.5%. Investment income and administrative expenses relating to the Zimmer Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100% allocation to that plan), or 2) the Program's proportionate share of the income or expense which is attributable to the Trust.

4. Interest in Zimmer Master Trust, continued

The following presents the fair value of investments and the Program's percentage interest in each investment for the Zimmer Master Trust at December 31, 2001 and the related investment income and percentage interest for the period August 6, 2001 to December 31, 2001:

Investments:		
Stock funds	$ 84,915,493	96.5 %
Mutual funds	28,081,738	100.0
Common/collective trust fund	19,134,336	100.0
Cash and cash equivalents	1,407,113	100.0
	$133,538,680	
Investment income (loss):		
Interest and dividends	$ 1,171,396	98.9 %
Net depreciation in fair value of investments:		
Common stocks	$ (5,930,566)	
Mutual funds	(676,810)	
	$ (6,607,376)	96.9 %

5. Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments at December 31, 2001 and for the period August 6, 2001 to December 31, 2001 is a follows:

Net assets:	
Stock funds	$44,156,302
Changes in net assets:	
Contributions	$ 1,158,539
Net appreciation	76,213
Benefits paid	(334,378)
Transfer from BMS Program	43,255,928
	$44,156,302

6. Parties-in-Interest

At December 31, 2001, certain investments of the Program were held in investment funds which were managed by the trustee. In addition, participants in the Plan may invest their contributions in the Zimmer Stock Fund, which primarily holds shares of Zimmer common stock. At December 31, 2001, the Zimmer Master Trust held 577,966 shares of Zimmer common stock with a historical cost of $14,488,655 and a market value of $17,651,082. These transactions are exempt form the ERISA prohibited transaction rules.

The Company provides certain accounting, recordkeeping and administrative services to the Program, for which it is not compensated.

7. Subsequent Events

Effective January 1, 2002, the maximum a participant can contribute to the Plan on a combined pre-tax and after-tax basis is 30% of the participant's annual salary or wages. Also effective January 1, 2002, all employees working at least 1,000 hours in a twelve-month period may participate in the Plan immediately. Such participants would begin receiving Employer matching contributions after six-months of service.

At December 31, 2001, the Zimmer Master Trust held 1,278,657 shares of Bristol-Myers Squibb Company common stock valued at $51 per share. At June 26, 2002, the value of these shares of BMS stock had fallen to approximately $26 per share. This unfavorable downturn in value has had a corresponding effect on the value of the BMS Stock Fund included within the Program.

Zimmer Holdings, Inc. Savings and Investment Program
Schedule H, line 4i—Schedule of Assets Held
at December 31, 2001

Identity of Issue, Borrower Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value
*Participant loans (376 loans)	$2,308,737 principal amount, interest rates ranging from 7.75% to 10.5%, due through November 24, 2011	$ -	$ 2,308,737

*Party-in-interest

Exhibit A

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-65958) of Zimmer Holdings, Inc. of our report dated June 14, 2002 relating to the financial statements of the Zimmer Holdings, Inc. Savings and Investment Program, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Indianapolis, Indiana
June 27, 2002